UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2024

Commission File Number: 001-40543

Pop Culture Group Co., Ltd

3rd Floor, No. 168 Fengqi Road

Jimei District, Xiamen City, Fujian Province

The People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒     Form 40-F ☐

On August 23, 2024, Pop Culture Group Co., Ltd, a Cayman Islands company (the “Company”), closed a private placement (the “Private Placement”) pursuant to certain subscription agreements dated August 6, 2024 with 12 investors (the “Subscribers”). The Company issued and sold an aggregate of 10,000,000 Class A ordinary shares, par value $0.01 per share, to the Subscribers at a price of $1.00 per share and received gross proceeds of $10 million. The Class A ordinary shares in the Private Placement were issued in reliance on Rule 902 of Regulation S promulgated under the Securities Act of 1933, as amended, and the Subscribers represented that they were not residents of the United States or “U.S. persons” as defined in Rule 902(k) of Regulation S and were not acquiring the ordinary shares for the account or benefit of any U.S. person. The management of the Company will have sole and absolute discretion concerning the use of the proceeds from the Private Placement.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pop Culture Group Co., Ltd

Date: August 23, 2024	By:	/s/ Zhuoqin Huang
	Name:	Zhuoqin Huang
	Title:	Chief Executive Officer

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